

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

> **Re: JBS B.V.**
> **Amendment No. 6 to Draft Registration Statement on Form F-4**
> **Submitted June 21, 2023**
> **CIK No. 001791942**

Dear Gilberto Tomazoni:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement

General

1. We note your response to prior comments 1 and 2. Please further revise the disclosure on page 261 and the opinion filed as Exhibit 8.1 to clearly state that the disclosure in the section captioned "Material U.S. Federal Income Tax Consequences" is the opinion of the named counsel. Refer to Sections III.B.2 and III.C of Staff Legal Bulletin 19.

2. We note revised disclosure indicating that LuxCo will receive both Class A and Class B shares in the restructuring, with numbers of each to be identified. We further note disclosure that "This step will be subject to the same exchange ratio that will be applied to JBS S.A.'s non-controlling shareholders . . . . " Please revise to clarify in light of the two classes of shares involved; for example, whether LuxCo will receive one Class A share

and one Class B share for every four common shares of JBS S.A., or whether some other ratio will be applied. In addition, please revise the definition of "Exchange Ratio" as appropriate to reflect that this applies solely to non-controlling shareholders; in this regard, we note that the definition excludes HoldCo, but not LuxCo, although it refers to the distribution of HoldCo redeemable shares and BDSs.

3. Please revise disclosure throughout to reflect the issuance of Class A shares to LuxCo in step one of the restructuring. Address, without limitation, the following items:

   • Revise risk factor disclosure on page 24 to indicate whether the registration rights agreement will apply to Class A shares issued to LuxCo in the restructuring, or only to those issued upon conversion of Class B shares.

   • Revise risk factor disclosure on page 26 to describe the liquidity effects if LuxCo converts Class A shares, in addition to Eligible Shareholders.

   • Revise risk factor disclosure on pages 27-28 to clarify that Eligible Shareholders are subject to limitations on the number of Class A shares they can convert, while LuxCo is not subject to such limitations, with the effect of maintaining a specified minimum percentage of voting control by the controlling shareholders. Additionally highlight any other differences in treatment between LuxCo and Eligible Shareholders; in this regard we note disclosure on page 70 that indicates the board of directors will resolve on conversion requests from LuxCo within days of the request, while disclosure elsewhere indicates that conversion requests of Eligible Shareholders will not be resolved upon until following the end of the fiscal quarter in which they are made.

   • Revise the chart on page 65 to indicate the percentage of Class A shares to be held by LuxCo immediately following the proposed transaction, and also to clarify that other shareholders will hold Class A shares in the form of BDSs.

   • Revise for consistency disclosure indicating that the controlling shareholders (through LuxCo) will own all of the Class B and Class A shares upon completion of the proposed transaction, for example on pages 27 and 67.

4. Please revise to include disclosure related to the U.S. Senate Committee on Finance hearing held on June 22, 2023, the related two-year investigation of JBS S.A., and the bill to enact the Cattle Price Discovery and Transparency Act.

Description of Material Indebtedness, page 175

5. We note your disclosure on page 181 that "Direct cattle suppliers have been requested to provide information on their suppliers through the Transparent Livestock Platform that analyzes suppliers of our suppliers' farm compliance, which will be validated by third parties" and "A transparent roadmap with intermediate targets to benchmark progress from now until 2025 has also been developed. This includes annual targets based on the

total slaughter of the previous year and expressed in number of head of cattle for each period, to ensure incremental progress. Annual targets will be verified annually by a third party." Please revise to disclose (i) whether and how you will monitor compliance by direct cattle suppliers, including as to the reliability of information provided with respect to their suppliers, (ii) the scope and timing of third party validation of supplier information and verification of annual targets, (iii) whether and how the transparent roadmap can be reviewed by investors, and (iv) the current status of supplier participation in the Transparent Livestock Platform and your progress in meeting intermediate roadmap targets. Please also include or cross-reference to this information in your Business section, under "Regulation" or another appropriate caption.

Exhibits

6.   Exhibit 8.3 states, "This opinion is solely addressed to JBS B.V. and may not be relied upon by any other person, firm, company or institution without our prior written consent except for the Commission." Please request counsel to revise this limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin 19 for guidance.

You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli